Exhibit 11.1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of Basic and Diluted Earnings per Share for the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
amounts in thousands, except per share amounts	2018	2017	2018	2017
Net Income	$32,104	$20,502	$62,982	$41,612

Basic Weighted Average Shares	29,733	29,470	29,664	29,377
Effect of Common Stock Equivalents:
Assumed Vesting of Stock Grants	370	448	479	520
Diluted Weighted Average Shares	30,103	29,918	30,143	29,897

Net Income per Common Share:
Basic	$1.08	$0.70	$2.12	$1.42
Diluted	$1.07	$0.69	$2.09	$1.39

Anti-dilutive Shares Excluded from the Dilutive Computation	—	164	—	108